
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2024

Sherri Luther
Chief Financial Officer and Treasurer
COHERENT CORP.
375 Saxonburg Boulevard
Saxonburg, PA 16056

> **Re: COHERENT CORP.**
> **Form 8-K Filed May 6, 2024**
> **File No. 001-39375**

Dear Sherri Luther:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Industrial Applications and
　　　　　　　　　　　　　　　　　　Services